NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 05-15

November 14, 2005

Cumberland Reports Third Quarter 2005 Financial Results and Summary of Activities

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report unaudited financial results and summary of activities for the three months ended September 30, 2005.

Cumberland is advancing the Company’s 100% owned Meadowbank project towards open pit production of 315,000 ounces of gold per year over an 8.3 year mine life with an estimated total cash cost of US$224 per ounce based on a feasibility study1 completed in February 2005.  Final permitting is underway and operations from three, shallow open pits are planned to commence in mid-2008 provided the permitting process is completed in early 2006.

THIRD QUARTER 2005 HIGHLIGHTS:

● Submitted Final Environmental Impact Study to advance permitting to the final stages

● Discovered near surface, high grade mineralization – the Cannu zone – near proposed Portage open pit

● Expanded 2005 drill program to evaluate the resource potential of Cannu zone

● Financial adviser, SG Corporate & Investment Banking, advancing mandate in connection with Project Financing

● Held $29.8 million in working capital at September 30, 2005.

● Recorded a net loss of $2.7 million ($0.05 per share)

SUMMARY OF RECENT ACTIVITIES

Final Stages of Permitting

Cumberland advanced to the final stages of permitting by submitting the Final Environmental Impact Statement (FEIS) to the Nunavut Impact Review Board (NIRB) in early November (see news release 05-14).  The NIRB, the leading authorizing agency, will now complete a technical review of the FEIS and hold public hearings within local communities.  The NIRB will then submit its decision and assessment to the federal government leading to the issuance of the project certificate.

Cumberland is in the process of negotiating an Inuit Impact Benefits Agreement with the Kivalliq Inuit Association as a requirement for the development of the Meadowbank gold project.  The agreement focuses on jobs, education and training, contracting and community initiatives.

Discovery of Near Surface Cannu Zone

The Phase II 2005 drill program intersected near surface, high grade mineralization (see news release 05-13) at the new Cannu zone (see news release 05-11).  The Cannu zone is located 350 metres north of the proposed Portage open pit, which contains the largest reserves (1.5 million ounces2) of the three proposed open pits at Meadowbank.  Phase II drilling at the Cannu zone (18 holes) indicates the continuous nature of the Portage mineralization beyond the current open pit design towards the Cannu zone.

Selected Highlights From Cannu Phase II 2005 Drill Holes

Hole Number	Grade (g/t Au/m width)	Depth (m below surface)
NP05-591	31.81 / 4.10	20
NP05-593	7.28 / 5.28	5
NP05-585	15.59 / 1.13	20
NP05-571	7.06 / 7.44	28
NP05-575	21.36 / 1.75	72
NP05-576	16.44 / 2.87	30
NP05-577	7.27 / 6.23	32

Expanded 2005 Drill Program to Increase Reserves and Resources

Based on the high grade drill results from the new Cannu zone, a Phase III drill program was added to assess the expansion potential of the Cannu zone (see news release 05-12).  The Cannu zone represents additional near surface gold mineralization which may contribute to the resource and reserve potential of the project.  The Phase III drill program commenced in the first week of October and drilling was completed in the first week of November.  Assay results from the Phase III drill program will be announced as received.

The Phase I (7,800 metres in 53 holes) and Phase II (2,700 metres in 25 holes) programs were successful in expanding the size of the Goose Island deposit, intersecting encouraging mineralization in the Goose Island South area and discovering the Cannu zone. The Phase III drill program at the Cannu zone includes an additional 12 drill holes (1,200 metres), bringing the total amount of 2005 drilling at Meadowbank to almost 12,000 metres.   Prior to 2005 drilling, Meadowbank gold resources contained an estimated 3,326,000 ounces of measured and indicated resources3 and 474,000 ounces of inferred resources3 (first quarter 2005).

Construction of an airstrip at Meadowbank with planned capacity to handle light fixed wing aircraft commenced in July. The airstrip has improved access to the property in support of ongoing exploration programs.

Financial Adviser Arranging Financing Alternatives and Terms

SG Corporate & Investment Banking (“SG CIB”)’s Mining Finance team (a division of Société Générale Group) was awarded a pre-arranging advisor mandate in June 2005 (see news release 05-07) to act as exclusive financial adviser in connection with debt financing of Meadowbank.  Cumberland hopes to complete SG CIB’s mandate in early 2006.

SG CIB is arranging for a syndicate of financial institutions as prospective underwriters and arrangers of the debt financing of the Meadowbank project.  In addition, SG CIB has appointed an independent engineer to perform a technical audit on behalf of potential lenders with respect to the feasibility study1 completed for Cumberland by AMEC Americas Ltd. in February 2005.

FINANCIAL HIGHLIGHTS

At September 30, 2005 the Company had working capital of $29.8 million compared to $37.0 million at December 31, 2004.

The Company incurred a net loss of $2.7 million ($0.05 per share) in the third quarter of 2005 compared to $3.7 million ($0.07 per share) in the third quarter of 2004.  This decrease in net loss is primarily due to the reduction in stock-based compensation expense during the third quarter, partially offset by increases in project financing costs.

The largest component of the Company’s net loss relates to exploration and development costs at the Meadowbank project.  In the third quarter of 2005 the Company incurred exploration and development costs at Meadowbank of $2.1 million which is consistent with the costs incurred in the third quarter of 2004.

The Company had no operating revenues in the third quarters of 2005 or 2004, as it had not commenced mining operations.

This summary of financial highlights should be read in conjunction with the Company’s third quarter 2005 unaudited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

ABOUT CUMBERLAND

Cumberland is advancing the Company’s 100% owned Meadowbank project towards open pit production of 315,000 ounces of gold per year over an 8.3 year mine life with an estimated total cash cost of US$224 per ounce based on a feasibility study1 completed by AMEC Americas Ltd. in February 2005.  Final permitting is underway and operations from three, shallow open pits are planned to commence in mid-2008 provided the permitting process is completed in early 2006.  The Meadowbank gold project, which is host to Canada’s largest pure gold open pit gold reserves, is located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.

Meadowbank High Grade, Low Cost Project Production Profile1

Open Pit Mineral Reserves (Proven and Probable)	2,768,000 ounces[2]
Mine Throughput	2.73 Mtpa
Mine Life	8.3 years
Average Annual Production Rate Years 1 to 4 Life of Mine	375,000 ounces 315,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$197 US$224

Meadowbank Open Pit Gold Reserves – Q1/20052

Pit	Category	Tonnes	Grade (g/t)	Ounces
Portage
	Proven	1,253,000	5.19	209,100
	Probable	9,927,000	4.15	1,324,500
Goose
	Probable	2,247,000	5.09	367,700
Vault
	Proven	53,000	3.31	5,600
	Probable	8,416,000	3.18	860,400
Total		21,896,000	3.93	2,768,000

Note:  95% mining recovery and contact dilution applied.

Cumberland is a well financed mineral exploration and development company.  The Company has completed a feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Qualified Person - Gordon I. Davidson, P.Geol., is Exploration Manager, Canada, for Cumberland Resources Ltd. and is the designated Q.P. for the Meadowbank Project.  Mr. Davidson has supervised drill hole planning, implementation and quality control/quality assurance programs at the Meadowbank Project since 2002.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver.  ACME Analytical Laboratories of Vancouver provides external reference assaying.  True thickness of intersections ranges from 95-100% of intersected widths.

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “mineral resources” and “inferred resources” that the SEC guidelines strictly prohibit us from including in our Form 20-F available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this News Release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

1 Meadowbank Feasibility Study (First Quarter 2005) – The feasibility study incorporates improvements to the mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”). The results from the Study are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”). The Study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).  Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

2 Meadowbank Gold Reserves (First Quarter 2005) - The open pit mining reserves have been prepared in accordance with NI 43-101. Mr. Mark Pearson, P.Eng, Principal Mining Engineer formerly with AMEC Americas Limited is the independent Qualified Person responsible for preparation of stated reserves.

3 Meadowbank Gold Resources (First Quarter 2005) - The resource estimates were prepared in conformance with the requirements set out in NI 43-101 under the direction of Mr. Steven J. Blower, P. Geo., of AMEC Americas Limited, who is an independent Qualified Person as defined by NI 43-101.